FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month February 2020 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On February 27, 2020, the Registrant Announced a New Brand Identity

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: Feb. 27, 2020	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Announces New Brand Identity

New brand reflects Company's global presence and strength, highlighting its focus to provide the highest value analog semiconductor solutions, further solidifying its position as a market leader

MIGDAL HAEMEK, Israel – February 27, 2020 – TowerJazz, the global specialty foundry leader, (NASDAQ/TASE: TSEM), today announced the launch of a new brand identity to reflect Company's global presence and strength, and highlight its focus to provide the highest value analog semiconductor solutions.

The new brand identity will be launched on March 1st, 2020 and will include updates to Company’s brand name, vision, mission, values, logo, tagline, website and graphic design approach.

•	The Company brand name will be Tower Semiconductor and will include all of the company’s worldwide subsidiaries.

•	The Company logo and tagline will be replaced with the following:

Tower
Semiconductor

Where **Analog** and **Value** Meet

•	The new website address will be www.towersemi.com

Over the past decade, the Company has vastly expanded its global presence, manufacturing platforms and customer base, well positioning itself as the leading analog foundry. The Company’s rebranding process is aligned with its strategic roadmap to provide the highest value analog semiconductor solutions.  This is supported by the Company’s focus on being a trusted long-term partner with a positive and sustainable impact on the world through innovative analog technologies and manufacturing solutions.

“We are very excited to announce our new company brand. Over the past years, we have grown and greatly evolved, becoming a strong global company. We established a leading presence in exciting and growing analog markets through continuously providing exceptional technology and manufacturing solutions, high-level expertise and talents, while keeping a youthful mindset focused on innovation and creativity,” said Russell Ellwanger, Tower Semiconductor CEO. “Our strong commitment to the Company’s value vectors of partnership, impact, leadership and innovation with excellence as the core of everything we do defines a future benefitting employees, customers, suppliers, partners and shareholders.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through its partnership with Panasonic Semiconductor Solutions Co. LTD. For more information, please visit www.towerjazz.com.

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Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Investor Relations Contact: Noit Levi | +972-4-604-7066 | noitle@towersemi.com